UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

NOTICE TO SHAREHOLDERS

I – ANNOUNCEMENT AND PAYMENT OF DIVIDENDS RELATED 4TH QUARTER 2013:

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders that the Board of Directors, at its meeting held on February 25, 2014 (“Board of Directors Meeting”), deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Dividends in the amount of R$ 1,043,000,000.00 (one billion and forty-three million reais), based on earnings of the quarterly balance sheet of December 31, 2013, as described in the table below.

The estimated amount per share is described in the table below:

Type of shares	Common	Preferred (*)
Amount per share: R$	0.871008413012	0.958109254313

(*)10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaw.

The correspondent credit will be accounted, on individual basis for each shareholder holder of common and preferred shares, in accordance to the shareholder registry book position by the end of the day, on March 10, 2014, inclusive. After this date, the shares will be considered as “ex-dividends”.

The payment of these dividends will be carried out starting as of March 27, 2014.

II – INCOME TAX WITHHOLDING, ACCORDING TO CURRENT LAW.

1 - Dividends

Dividends are exempt of Income Tax Withholding, according to the Law 9249/95.

III – ADDITIONAL INFORMATION:

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

São Paulo, February 26th, 2014.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 26, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director